X-Cal Resources Ltd.

[redacted]

August 16, 2004

News Release

AL RESOURCES LTD. FILES YEAR END, FIRST QUARTER AND ANNUAL INFORMATION FORM

The management of X-Cal Ltd. is pleased to announce the filing of the company's Year End Audited Financial Statements, the First Quarter Unaudited Financial Statements and the Annual Information Form. Each of these documents are available on Sedar (www.sedar.com) and on the company's website (www.x-cal.com).

First quarter highlights:

Sleeper Gold Project

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper project has been acquired by New Sleeper Gold Corporation (NWS.V) in return for providing US$20 million funding to the Sleeper Joint Venture (50% X-Cal/50% New Sleeper). A US$6,000,000 work program has been initiated which is being managed by New Sleeper. The joint venture company treasury is independent of both Companies. The Sleeper Joint Venture is guided by a committee composed of members from each Company.

The Sleeper Joint Venture provided its first progress report in a press release dated June 1, 2004 which highlighted progress at the West Wood Area where drill results confirmed breccia hosted gold mineralization. The detailed contents of the June 1st release are available at the Company's website www.x-cal.com. On June 30, 2004 the Joint Venture reported encouraging drill hole results from core holes WW14 and WW18 into the West Wood area.

Core drill hole #WW-14 intercepted 179.3 ft. averaging 0.35 oz per ton gold (12.1 grams per ton Au) with 6.9 oz per ton avg. silver (239.4 grams per ton Ag) for the entire 179.3 ft. interval. Core hole #WW-18 (located 100 ft. north of #WW-14) intercepted 89.7 ft. averaging 0.30 oz per ton gold (10.6 grams per ton Au) with silver averaging 3.11 oz per ton Ag (106.6 grams per ton Ag) for the 89.7 ft. length of the intercept. #WW-14 and #WW-18 were both -60° core holes, parallel to each other and separated by 100 ft., in the West Wood area at Sleeper. The detailed charts in the June 30, 2004 release show consistency of the values in #WW-14 and #WW-18. (Published results of the Sleeper Joint Venture are reviewed by Qualified Persons as defined in National Instrument 43-101).

Mill Creek Gold Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known to occur. The gold area is also known as the "Cortez Area". A US$1,000,000 exploration work program that includes drilling, mapping, sampling and geophysics is underway on the Mill Creek property at this time. On July 15, 2004 X-Cal published the results of geophysical work which indicated the similarity of the setting of Mill Creek to the other parts of the Cortez Area where known deposits occur. The release, including the geophysical images, can be seen at www.x-cal.com and on Sedar at www.sedar.com. Further testing of this property will be based on results from the Phase I work program, which is in progress.

A technical report on the Mill Creek Gold Property, prepared by Richard E. Redfern, M.Sc., C.P.G. in accordance with National Instrument 43-101, was filed by the Company on April 2, 2004. The report

details what is known about the property at this time. (The full report is available on the Company's website and at www.sedar.com, or can be obtained from the Company's Vancouver office (mailing address is PO Box 48479 Bentall Centre, Vancouver, BC V7X 1A0; email address is invrel@x-cal.com)).

First quarter financial highlights:

As at June 30, 2004, the Company had a working capital balance of $8,503,259. Of this amount $3,671,020 is attributable to the NSG LLC joint venture, leaving a working capital balance of $4,832,239 to fund X-Cal's independent exploration activities and general operating expenses. X-Cal expects to expend approximately US$1,000,000 on a Phase 1 drill program at Mill Creek by the end of September 2004. Additional drilling, if warranted from the results of Phase 1 drilling, will result in additional expenditures of US$500,000 – US$1,000,000 to the end of the fiscal year. The Company has sufficient monies to fund the Mill Creek drill program and its general operating expenses for the balance of the fiscal year.

As at June 30, 2004, X-Cal had cash and short-term investments of $9,031,031 of which $3,978,024 is X-Cal's 50% share of the NSG LLC joint venture. At June 30, 2004, the Company held $3,989,491 in guaranteed investment certificates and term deposits with the Bank of Montreal. The Company issued 1,025,000 common shares in the exercise of warrants $0.30 per common share for $307,500 and 50,000 common shares in the exercise of stock options at $0.38 per common share for $19,000.

For the three months ended June 30, 2004, contractual property acquisition and holding costs were $Nil compared to $27,846 in 2003. In January 2004, NSG LLC joint venture was formed and future advance royalty payments due under the Sleeper Gold project are to be paid by the joint venture.

X-Cal funded exploration and annual property costs deferred in 2004 were $793,088 (2003 – $554,857). Of that amount, $6,142 (2003 – $534,140) was incurred on the Sleeper Gold property and $786,846 (2003 – $2,395) on the Mill Creek property and $Nil ($18,322) on the Snowbird Group property. The NSG LLC joint venture is now funding exploration expenditures on the Sleeper Gold property and X-Cal's 50% share of the expenditures were $1,038,317 for 2004. Major increases in expenditures of assays, drilling, consulting and contract geologists were primarily due to the start of a drill program in the Mill Claims property. In March of 2004, the Snowbird Group mineral interests were sold to Omineca Gold Ltd.

Summary

X-Cal Resources Ltd. is cash healthy and debt free.

The Sleeper Joint Venture (50% X-Cal/50% New Sleeper Gold) is exploring the Sleeper Gold District and has received encouraging results. The work program is ongoing at a rate of US$500,000 per month.

X-Cal's 100% owned Mill Creek Gold Property in the Cortez area is under Phase I exploration by X-Cal.

The year end financial statements, first quarter financial statements and Annual Information Form are available at the Company's website (www.x-cal .com) and on Sedar (www.sedar.com).

•••••••

Visit our Website: *www.x-cal.com*
E-Mail: *invrel@x-cal.com*
For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

First Quarter Report (Unaudited)

For the 3 months ended June 30, 2004

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

AUDITOR REVIEW

August 9, 2004

To the Shareholders of X-Cal Resources Ltd.:

The Company's independent auditor has not performed a review of these interim financial statements for the period ended June 30, 2004, in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"John M. Arnold"

John M. Arnold
Chief Financial Officer

X-Cal Resources Ltd.
Consolidated Balance Sheets

	June 30, 2004 (unaudited)	March 31, 2004 (audited)
Assets		
Current		
Cash and term deposits	$ 9,031,031	$ 10,065,889
Receivables and prepayments	400,854	397,484
	9,431,885	10,463,373
Funds held in trust (Note 3)	1,730,589	1,697,293
Mineral property interests (Note 3)	15,034,073	13,233,332
Capital assets (Note 4)	182,726	187,780
	$ 26,379,273	$ 25,581,778
Liabilities		
Current		
Payables and accruals	$ 922,756	$ 368,768
Current portion of term debt	5,870	5,827
	928,626	374,595
Term debt	10,690	12,174
Reclamation and environmental obligation (Note 3)	1,983,586	2,016,165
	2,922,902	2,402,934
Shareholders' Equity		
Capital stock (Note 5)	33,864,387	33,527,643
Contributed Surplus	1,068,949	1,079,194
Deficit	(11,476,965)	(11,427,993)
	23,456,371	23,178,844
	$ 26,379,273	$ 25,581,778

(See accompanying notes to the consolidated financial statements.)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Operations and Deficit
Three months ended June 30
(unaudited)

	2004	2003
General and administrative expenses		
Accounting and audit	$ 5,700	$ 2,549
Automobile	1,191	2,576
Consulting	3,000	26,870
Depreciation	13,004	5,268
Investor relations	35,877	62,038
Shareholder communications	13,974	12,335
Legal	14,043	27,626
Office and other	49,620	5,851
Registrar and transfer agent	5,092	4,955
Rent	15,508	12,307
Salaries and directors' fees	86,900	40,475
Stock exchange fee	3,330	3,355
Telephone	6,778	5,551
Travel	41,596	10,895
	295,613	222,651
	(295,613)	(222,651)
Other		
Foreign exchange gain/(loss)	201,542	(125,459)
Interest income	45,099	7,540
Net loss for the period	$ (48,972)	$ (340,570)
Net loss per share (Basic and Diluted)	$ (0.001)	$ (0.005)
Weighted average common shares outstanding	75,626,424	64,418,053
Deficit, beginning of period	$ (11,427,993)	$ (9,695,336)
Net loss for the period	(48,972)	(340,570)
Deficit, end of period	$ (11,476,965)	$ (10,035,906)

(See accompanying notes to the consolidated financial statements.)

Prepared by Management

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
Three months ended June 30
(unaudited)

	2004	2003
Cash derived from (applied to)		
Operating		
Net loss	$ **(48,972)**	$ (340,570)
Stock-based compensation (Note 5 e))	**-**	82,504
Depreciation	**13,004**	5,268
Changes is receivable and payables	**550,618**	17,297
	514,650	(235,501)
Financing		
Shares issued for cash	**326,500**	7,500
Repayment of term debt	**(1,441)**	(1,401)
	325,059	6,099
Investing		
In trust deposit	**(33,296)**	-
Mineral property interest	**(1,832,710)**	(554,281)
Acquisition of capital assets	**(8,561)**	(5,677)
	(1,874,567)	(559,958)
Net increase (decrease) in cash	**(1,034,858)**	(789,360)
Cash and term deposits		
Beginning of period	**10,065,889**	2,764,420
End of period	$ **9,031,031**	$ **1,975,060**
Non-cash financing and investing activities:		
Increase in capital stock from options exercised	$ **10,244**	$ -
Depreciation capitalized in mineral properties	**610**	576

(See accompanying notes to the consolidated financial statements)

Prepared by Management

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2004
(unaudited)

1. Operations

The company is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining an processing facilities at a particular site. There is no assurance that the company will be successful in its search.

Although the company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the company to obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The accounting policies followed in preparing these financial statements are those used by the company as set out in the audited financial statements for the year ended March 31, 2004. Certain information and note disclosure normally included in annual audited consolidated financial statements prepared in accordance with GAAP has been omitted. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended March 31, 2004.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current year's presentation.

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2004
(unaudited)

3. Mineral Property Interests

	June 30, 2004	March 31, 2004
Battle Mountain Trend, Nevada, USA		
Sleeper Gold Project		
Acquisition and exploration (Schedule)	$ 18,952,367	$ 17,907,908
Prepaid reclamation and legal liability insurance	1,340,835	1,375,593
Funds held by insurer for payment of potential liabilities	2,057,965	2,053,771
Deferred environmental cost	2,016,165	2,016,165
	24,367,332	23,353,437
Less recovery through joint venturer cash contribution	10,259,200	10,259,200
Net investment in Sleeper Gold Project	14,108,132	13,094,237
Pipeline area – Mill claims (Schedule)	925,941	139,095
	$ 15,034,073	$ 13,233,332

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. In addition, the Company had an option to purchase the interests of a joint venturer that had a 50% interest in the properties.

In January 2004, pursuant to an agreement made in December 2003, the Company purchased the interest of the former joint venturer Kinross Gold Corporation and formed a new joint venture with New Sleeper Gold Corporation to finance exploration of the property. Certain details related to the terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project properties to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied
  - i) US $4 million to exercise the option to purchase Kinross gold Corporation's interest in the properties;
  - ii) US $5.3 million to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve; and
  - iii) The balance of US $10.7 million available for exploration purposes and general operating purposes.

iv) The balance of US $10.7 million available for exploration purposes and general operating purposes.

- If additional funds are required for exploration and general operating purposes, the Company and New Sleeper Gold Corporation have agreed to make additional equal capital contributions. Should either party not meet its capital contributions commitment, the interest of that party will be subject to dilution.

(a) These consolidated financial statements include the Company's share (in Canadian dollars) of the net assets and income and expenses of New Sleeper Gold LLC joint venture as at and for the period from inception to June 30, 2004:

Assets		
Cash balances		
General funds	$	3,978,024
Funds held in trust (b)		1,730,589
Receivables and prepayments		259,115
Mineral property interests		
Exploration costs		1,548,088
Prepaid reclamation and legal liability insurance		1,340,835
Funds held by insurer for payment of potential liabilities (c)		2,057,965
Deferred environmental costs (d)		2,016,165
Property equipment		76,927
		13,007,708
Liabilities and equity		
Payables and accruals		566,119
Environmental obligation (d)		1,983,586
Retained earnings		198,803
		2,748,508
Net assets	$	10,259,200
Operations		
Interest income	$	20,043
Administration expenses		(142,089)
Foreign exchange gain		164,539
Net earnings related to the joint venture	$	42,493
Retained earnings, beginning of period	$	156,310
Net earnings		42,493
Retained earnings, end of period	$	198,803

X-Cal Resources Ltd.
Notes to the Consolidated Financial Statements
June 30, 2004
(unaudited)

(b) The funds remaining in the trust will be released to the joint venture for general operating purposes when all of the Kinross Gold Corporation permits have been transferred to the joint venture and when the applicable US environmental agencies release Kinross from its reclamation and pollution liability bond.

(c) The funds held by the insurer earn interest at the one year treasury bill rate an will be used to pay reclamation costs and other indemnity claims that may be paid by the joint venture.

(d) The joint venture has recognized the fair value of the estimated liability for future closure and reclamation costs with a corresponding increase to the carrying value of the property.

The Sleeper Joint Venture has a 2004 exploration budget of US$6,000,000. During the Quarter ended June 30, 2004 the expenditure rate was approximately US$500,000 per month by the Joint Venture. Encouraging results were reported on June 1, 2004 and June 30, 2004. The Joint Venture operates with its own capital, separate from X-Cal's treasury.

Mill Creek Gold Property

The Mill claims were acquired by staking in 1992. X-Cal owns 100% interest in this 640 acre group of lode mineral claims. In April 2004, the company received all necessary approvals to commence a drill program on the property and is carrying out a Phase I US$1,000,000 exploration program. The initial results, which are pending at the time of this report, will be reviewed to determine budgeting for Phase II.

4. Capital Assets

		Accumulated Depreciation	June 30, 2004 Net Book Value	March 31, 2004 Net Book Value
Vehicles	$ 178,683	$ 67,014	$ **111,669**	$ 114,417
Office equipment	148,148	81,296	**66,852**	68,617
Leasehold improvements	21,848	17,643	**4,205**	4,746
	$ 348,679	$ 165,953	$ **182,726**	$ 187,780

5. Capital Stock

a) Authorized:

200,000,000 without par value

b) Issued:

	Shares		Value
Balance, March 31, 2003	64,412,916	$	27,822,728
For cash – private placements(net of issue costs)	6,500,000		4,413,200
Exercise of stock options	1,792,500		643,614
Exercise of warrants	2,329,839		574,460
Stock options expired	-		73,641
Balance, March 31, 2004	75,035,255	$	33,527,643
Exercise of stock options	50,000		29,244
Exercise of warrants	1,025,000		307,500
Balance, June 30, 2004	76,110,255	$	33,864,387

c) Stock Options

The company has a stock option plan under which directors, officers and other key employees and consultants to the corporation and its subsidiaries may be granted options to purchase shares. The number of common shares subject to options granted under the Plan is 5% of the issued capital at the date of the grant with respect to any one optionee. During the fiscal year ended March 31, 2004, the total number of common shares subject to options granted under the Plan was increased from 5,000,000 to 6,5000,000 common shares in aggregate. Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

A summary of the status of the company's stock option plan as of June 30, 2004 and 2003 and changes during the three-month periods ending on those dates is presented below.

	Shares	2004 Weighted Average Exercise Price	Shares	2003 Weighted Average Exercise Price
Outstanding, beginning	4,315,000	$ 0.68	3,687,500	$ 0.29
Granted	-	-	300,000	$ 0.53
Exercised	(50,000)	$ 0.38	(25,000)	$ 0.30
Expired	-	-	(75,000)	$ 0.30
Outstanding, ending	4,265,000	$ 0.68	3,887,500	$ 0.42

The options outstanding at June 30, 2004 are exercisable at prices ranging from $0.47 to $0.81 and expire between December 6, 2004 and March 11, 2007.

d) Warrants

For the three months ended June 30, 2004 and 2003.

	Shares	2004 Weighted Average Exercise Price	Shares	2003 Weighted Average Exercise Price
Outstanding, beginning	6,744,687	$ 0.70	6,224,507	$ 0.44
Granted	-	-	-	-
Exercised	(1,025,000)	$0.30	-	-
Expired	(750,000)	$0.60	-	-
Outstanding, ending	4,969,687	$ 0.73	6,224,507	$ 0.44

The warrants outstanding at June 30, 2004 are exercisable at prices ranging from $0.65 to $0.75 and expire between December 16, 2004 and December 15, 2005.

e) Stock-based Compensation

Stock-based compensation awards granted to employees, directors and non-employees are recorded as an expense, capitalized in mineral properties, or charged to capital stock, depending upon the nature of the award, based on the fair value estimated using the Black-Scholes Pricing Model.

For the three months ended June 30, 2004, there were no stock options granted. The fair-value of stock-options granted in the three months ended June 30, 2003 was $82,504 using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk – free interest rate	3.69%
Expected dividend yield	Nil
Expected stock price volatility	103%
Expected option life in years	2.0

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period.

6. Related Party Transactions

During the quarter ended June 30, 2004 the company incurred legal fees of $8,687 (June 30, 2003 - $3,000) to a law firm with which a director of the company is associated. The company also paid $3,000 (June 30, 2003 - $Nil) in consulting fees to a director of the company.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Properties Deferred
Three months ended June 30, 2004 and 2003 (unaudited)

	2004				2003			
	Sleeper Gold Project	Pipeline Area - Mill Claims	Snowbird Group	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Snowbird Group	Total
Balance, beginning of year	$ 17,907,908	$ 139,095	$ -	$ 18,047,003	$ 15,411,293	$ 103,755	$ 1	$ 15,515,049
Acquisition and holding costs								
Advance royalties	-	-	-	-	27,846	-	-	27,846
Property acquisitions	-	-	-	-	-	-	-	-
	-	-	-	-	27,846	-	-	27,846
Explorations costs								
Assays	26,010	16,451	-	42,461	62,220	-	-	62,220
Automobile	27	1,557	-	1,584	322	129	193	644
Claim staking	-	-	-	-	4,243	-	14,041	18,284
Consulting								
Geological	408,260	13,232	-	421,492	44,594	42	42	44,678
Mineral	-	-	-	-	150	-	-	150
Contract geologists	-	22,327	-	22,327	58,425	-	-	58,425
Depreciation	-	610	-	610	288	115	173	576
Drilling	494,197	632,393	-	1,126,590	287,928	-	-	287,928
Field expenses	58,791	13,565	-	72,356	18,239	239	436	18,914
Insurance	2,073	2,083	-	4,156	2,019	1004	1,014	4,037
Geophysics	52,846	22,823		75,669				
Licenses and fees	-	-	-	-	482	-	560	1,042
Mapping and plotting	-	-	-	-	7,022	-	-	7,022
Roadwork/site prep	-	40,303	-	40,303	-	-	-	-
Telephone	403	4,960	-	5,363	3,541	65	261	3,867
Travel and transportation	352	6,042	-	6,394	10,321	301	602	11,224
Wages	1,500	10,500	-	12,000	6,500	500	1,000	8,000
	1,044,459	786,846	-	1,831,305	506,294	2,395	18,322	527,011
Balance, end of period	$ 18,952,367	$ 925,941	$ -	$ 19,878,308	$ 15,945,433	$ 106,150	$ 18,323	$ 16,069,906

MANAGEMENT DISCUSSION AND ANALYSIS
(for the three months ended June 30, 2004)

The following Management Discussion and Analysis ("MD & A") of the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") should be read in conjunction with the audited March 31, 2004 Consolidated Financial Statements and related Notes, which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These interim financial statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended March 31, 2004. All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars.

The information in this interim MD & A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of August 9, 2004.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), is available on Sedar at www.sedar.com.

All references to "2004" refer to the three months ended June 30, 2004 and all references to "2003" refer to the three months ended June 30, 2003.

General

The Company is focused on mineral exploration and has as its main objectives the identification and delineation of gold and silver mineral resources on its Sleeper and Mill Creek properties in Nevada. X-Cal has controlled these properties since 1993 and 1992, respectively. The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the company's operations, and compliance with all regulatory requirements.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk, and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop our gold properties. X-Cal's management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada Gold Properties.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper project has been acquired by New Sleeper Gold Corporation, a publicly trade reporting issuer (NWS.V) in return for providing initial funding to the Sleeper Joint Venture (50% X-Cal/50% New Sleeper). The joint venture to explore the Sleeper Gold Project was capitalized with US$20,000,000 and a US$6,000,000 work program has been initiated which is being managed by New Sleeper. The joint venture company treasury is independent of both Companies. The Sleeper Joint Venture is operated by a committee composed of members from each Company. A National Instrument 43-101-compliant technical report has been submitted by

each party. The technical reports can be viewed on the Companies' web sites and are also available on Sedar at www.sedar.com.

The Sleeper Joint Venture provided its first progress report in a press release dated June 1, 2004 which highlighted progress at the West Wood Area where drill results confirmed breccia hosted gold mineralization as previously reported by X-Cal. The detailed contents of the June 1st release are available at the Company's website www.x-cal.com. On June 30, 2004 the Joint Venture reported encouraging drill hole results from core holes WW14 and WW18 into the West Wood area.

Core drill hole #WW-14 intercepted 179.3 ft. averaging 0.35 oz per ton gold (12.1 grams per ton Au) with 6.9 oz per ton avg. silver (239.4 grams per ton Ag) for the entire 179.3 ft. interval. Core hole #WW-18 (located 100 ft. north of #WW-14) intercepted 89.7 ft. averaging 0.30 oz per ton gold (10.6 grams per ton Au) with silver averaging 3.11 oz per ton Ag (106.6 grams per ton Ag) for the 89.7 ft. length of the intercept. #WW-14 and #WW-18 were both -60° core holes, parallel to each other and separated by 100 ft., in the West Wood area at Sleeper. The detailed charts in the June 30, 2004 release show consistency of the values in #WW-14 and #WW-18.

A plan view map is available in the Current News Section of X-Cal's website at www.x-cal.com. A technical report, prepared in accordance with National Instrument 43-101 and which provides detailed background material, is also available on the Company's website and at www.sedar.com.

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known to occur. The gold area is also known as the "Cortez Area". A US$1,000,000 exploration work program that includes drilling, mapping, sampling and geophysics is underway on the Mill Creek property at this time. On July 15, 2004 X-Cal published the results of geophysical work which indicated the similarity of the setting of Mill Creek to the other parts of the Cortez Area where known deposits occur. The release, including the geophysical images, can be seen at www.x-cal.com and on Sedar at www.sedar.com. Further testing of this property will be dependent on results from the 2004 work program, which are not known at this time.

A technical report on the Mill Creek Gold Property, prepared by Richard R. Redfern, M.Sc., C.P.G. in accordance with National Instrument 43-101, was filed by the Company on April 2, 2004. The report details what is known about the property at this time. (The full report is available on the Company's website and at www.sedar.com; or can be obtained from the Company's Vancouver office (mailing address is PO Box 48479 Bentall Centre, Vancouver, BC V7X 1A0; email address is invrel@x-cal.com)).

The policy of concentrating on the Sleeper and Mill Creek Gold properties in Nevada contributed to the decision to dispose of the dormant Snowbird Property located in British Columbia, Canada. The Snowbird property was sold to a private company (Omineca Gold Ltd.) by X-Cal for $1,600,000 following an independent appraisal and shareholder approval.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives. The profitability of the Sleeper and Mill Creek Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates and the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal

substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals, and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Results of Operations

The following is a summary of unaudited quarterly financial information for the two years ended June 30, 2004. Figures reported in thousands of dollars, except per share data.

	Three months ended							
	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
Interest income	$ 45	$ 50	$ 5	$ 6	$ 7	$ 18	$ 1	$ Nil
Net loss	$ 49	$ 692	$ 555	$ 145	$ 341	$ 382	$ 272	$ 120
Loss per share*	$0.001	$0.01	$0.01	$0.002	$0.005	$ 0.01	$0.004	$0.002

**Basic and diluted*

Included in these unaudited consolidated financial statements for 2004 are the Company's 50% share of the net assets and income and expenses of New Sleeper Gold LLC ("NSG LLC") joint venture as at and for the period from inception to June 30, 2004. Please refer to Note 3(a) of the "Notes to the Consolidated Financial Statements" for June 30, 2004 for a detailed listing of NSG LLC's net assets, income and expenses incorporated into X-Cal's unaudited consolidated financial statements.

During the three months ended June 30, 2004, X-Cal recorded a net loss of $48,972 or $0.001 per common share compared to a net loss of $340,570 or $0.005 per common share for the comparable three-month period of 2003.

Interest income earned in the period ended June 30, 2004 from cash and short-term monetary investments was $45,099 (2003 – $7,540) of which $20,043 is attributable to X-Cal's 50% share of the NSG LLC joint venture. The remaining $25,056 was generated from X-Cal's cash on hand. This increase was due to higher cash balances on hand throughout the quarter in 2004 compared to 2003.

General and administrative expenses for the three months ended June 30, 2004 were $295,613 (2003 – $222,651). Included in the 2004 amount is $142,089 of NSG LLC expenses. In 2004, the Company incurred $3,000 (2003 – $26,870) in consulting fees to a director of the Company. In 2003 consulting costs of $11,427 related to the British Columbia Securities Commission ("BCSC") regulatory matter concerning Continuous Disclosure Review. In addition, stock-based compensation of $15,443 was expensed to consulting expense. Investor relations costs for the current quarter were $35,877 (2003 – 62,038) of which $21,638 was X-Cal's 50% share of the NSG LLC joint venture. In 2003, stock-based compensation of $53,493 was expensed to investor relations. In 2004, legal costs of $14,043 (2003 – $27,626) were incurred. The decrease is primarily attributable to additional legal costs of $16,515 incurred in first quarter of 2003 which related to the resolution of the BCSC regulatory matter. Office expenses in 2004 was $49,620

(2003 – $5,851) of which $40,676 relates to NSG LLC joint venture. Salaries and directors' fees in 2004 were $86,900 (2003 – $40,475) of which $55,061 is attributable X-Cal's share of the NSG LLC joint venture. The remaining $31,839 reflects a decrease in costs due to a decrease in temporary staffing from 2003. Travel costs were $41,596 (2003 – $10,895) and increased in 2004 due to a presentation to European investors in June 2004.

For the three months ended June 30, 2004, X-Cal recorded an unrealized foreign exchange gain of $201,542 compared to a loss of $125,459 in 2003. This gain was generated by the NSG LLC foreign exchange translation gain of $164,539; otherwise, X-Cal would have had a foreign exchange gain of $37,003. The Company generated a gain in 2004 compared to a loss in 2003 due to the strengthened position of the US dollar against the Canadian dollar in the first quarter ending June 30, 2004, whereas in the comparable 2003 quarter, the reverse was occurring.

Liquidity and Capital Resources

As at June 30, 2004, the Company had a working capital balance of $8,503,259. Of this amount $3,671,020 is attributable to the NSG LLC joint venture, leaving a working capital balance of $4,832,239 to fund X-Cal's independent exploration activities and general operating expenses. X-Cal expects to expend approximately US$1,000,000 on a Phase 1 drill program at Mill Creek by the end of September 2004. Additional drilling, if warranted from the results of Phase 1 drilling, will result in additional expenditures of US$500,000 – US$1,000,000 to the end of the fiscal year. The Company has sufficient monies to fund the Mill Creek drill program and its general operating expenses for the balance of the fiscal year.

As at June 30, 2004, X-Cal had cash and short-term investments of $9,031,031 of which $3,978,024 is X-Cal's 50% share of the NSG LLC joint venture. At June 30, 2004, the Company held $3,989,491 in guaranteed investment certificates and term deposits with the Bank of Montreal. The Company issued 1,025,000 common shares in the exercise of warrants at $0.30 per common share for $307,500 and 50,000 common shares in the exercise of stock options at $0.38 per common share for $19,000.

For the three months ended June 30, 2004, contractual property acquisition and holding costs were $Nil compared to $27,846 in 2003. In January 2004, NSG LLC joint venture was formed and future advance royalty payments due under the Sleeper Gold project are to be paid by the joint venture.

X-Cal funded only exploration and annual property costs deferred in 2004 were $792,988 (2003 – $554,857). Of that amount, $6,142 (2003 – $534,140) was incurred on the Sleeper Gold property and $786,846 (2003 – $2,395) on the Mill Creek property and $Nil ($18,322) on the Snowbird Group property. The NSG LLC joint venture is now funding exploration expenditures on the Sleeper Gold property and X-Cal's 50% share of the expenditures were $1,038,317 for 2004. Major increases in expenditures of assays, drilling, consulting and contract geologists were primarily due to the start of a drill program in the Mill Claims property. In March of 2004, the Snowbird Group mineral interests were sold to Omineca Gold Ltd.

The following table summarizes selected financial data from the Company's audited consolidated financial statements for the three years ended March 31, 2004.

		2004		2003		2002
Total revenues	$	68,038	$	19,158	$	965
Net loss for the year	$	1,732,657	$	969,467	$	429,035
Loss per share	$	.03	$	.02	$	.01
Cash and cash equivalents	$	10,065,889	$	2,764,420	$	20,561
Total assets	$	25,581,778	$	18,576,353	$	14,870,674
Total long-term liabilities	$	2,028,339	$	18,001	$	Nil
Total shareholders' equity	$	23,178,844	$	18,301,391	$	14,660,558
Cash dividends per share	$	Nil	$	Nil	$	Nil

Related Party Transactions

For the three months ended June 30, 2004, the Company paid legal fees of $6,667 (2003 – $3,000) to a law firm in which William E. Bateman, who is a director of the Company, is a partner. The Company also paid $3,000 (2003 – $Nil) in consulting fees to John M. Arnold who is a director of the Company.

Critical Accounting Estimates and Significant Accounting Policies

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

The Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective April 1, 2002. Accordingly, the Company recorded stock-based compensation to non-employees and adopted the disclosure only provision for stock options granted to employees and directors in fiscal 2003.

Effective April 1, 2004, the Company prospectively adopted the amended recommendations of the CICA Handbook Section 3870. The amended standard requires that all stock-based awards to employees and directors be measured and recognized using the fair-value based method. The Company uses the Black-Scholes Option Pricing Model to calculate the fair value of the options. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models no not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Financial Instruments

The fair value of the Company's current financial assets and liabilities approximate the carrying values, due to their short term maturities.

Outlook

The gold production industry has consolidated and now faces reserve replacement, as predicted in our 2002 and 2003 annual reports. X-Cal has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Sleeper Joint Venture (50% X-Cal/50% New Sleeper Gold Corporation) is currently testing exploration targets throughout the Sleeper Gold District. The Sleeper Joint Venture is utilizing an industry-recognized team to carry out exploration work at Sleeper. The team has reported positively on the potential of this property and is carrying on exploration, which will continue throughout 2004 with a current budget of US$6,000,000.

The Mill Creek Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies. The current work on X-Cal's Mill Creek Property, budgeted at US$1,000,000, and should increase the Company's knowledge of this early stage project.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus.

Risks and Uncertainties

X-Cal is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

X-Cal is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of fiscal 2004. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. X-Cal's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Grant Thornton LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Trust Company of Canada, Toronto

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com